Exhibit 99.1

IMMEDIATE	11 August 2004

Royal & Sun Alliance Insurance Group plc re
Board Changes

Royal & SunAlliance announces today the retirement of Bob Ayling from the Board with immediate effect and the appointment of David Paige as Group Risk Director and executive Board member.

Commenting on Bob Ayling’s retirement, John Napier, Royal & SunAlliance’s Chairman said,

“Bob has served Royal & SunAlliance for 11 years and deferred his retirement at my request last year. In the relatively short time that we have worked together he has provided excellent continuity, advice and support in making the comprehensive Board and management changes at the Group. As a major contributor to the Company and boardroom colleague he will be missed.”

David Paige’s appointment follows the retirement of Rick Hudson, who has retired after 30 years with the Group. David, age 53, joins from Aviva, where he has led the transformation of its global finance function. Prior to that he was Aviva’s Group Business Risk Director, and also held key risk and finance posts at Zurich and NatWest after spending 14 years as a partner with PWC. His appointment is subject to regulatory approval and he will join the Company on a date to be determined.

Andy Haste, Group Chief Executive of Royal & SunAlliance, said

“I am delighted that David has agreed to join us. He has a well established track record in risk management across financial services. His appointment will strengthen the management and Board of the Company in this key area.”

–ENDS–

….more

For further information:

Analysts	Press
Helen Pickford	Phil Wilson-Brown
Tel: +44 (0) 20 7569 6212	Tel: +44 (0) 20 7569 4027

Notes to Editors:

David Paige
David was appointed as Global Finance Transformation Director at Aviva in 2003 and prior to that was Group Business Risk Director. At Zurich Financial, David was the head of group risk/internal audit between 2000 and 2001.

At National Westminster Bank, David served as the Chief Financial Officer of the Retail Business from 1999 to 2000 and before that was Director of Global Group Audit, from 1997. David worked at Coopers & Lybrand between 1979 and 1997 in both London and Toronto.

David was educated at Canterbury University and is married with two children.

His salary will be £330,000 and he will be employed on a standard 12 month contract.

Bob Ayling
Bob, age 57 has been a Director of the Group since April 1993. He is a Director of Dyson Limited and Chairman of Holidaybreak plc. Previous roles include: Chief Executive of British Airways, Chairman of the New Millennium Experience Company and Under Secretary at the Department of Trade.